UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ePlus inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

294268107
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294268107

1	NAME OF REPORTING PERSONS Bruce M. Bowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,261 shares
	6	SHARED VOTING POWER 485,920 shares
	7	SOLE DISPOSITIVE POWER 2,260 shares
	8	SHARED DISPOSITIVE POWER 485,920 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,181 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 294268107

1	NAME OF REPORTING PERSONS Bowen Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 160,000 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 160,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 294268107

1	NAME OF REPORTING PERSONS Bruce Montague Bowen Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 162,960 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 162,960 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,960 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 294268107

1	NAME OF REPORTING PERSONS Elizabeth Dederich Bowen Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 162,960 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 162,960 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,960 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1 (a).	Name of Issuer:	ePlus inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:
13595 Dulles Technology Drive Herndon, Virginia 20171-3413

Item 2 (a).	Name of Person Filing:
Bruce M. Bowen Bowen Holdings LLC Bruce Montague Bowen Trust Elizabeth Dederich Bowen Trust

Item 2 (b).	Address of Principal Business Office or, if none, Residence:
13595 Dulles Technology Drive Herndon, Virginia 20171-3413

Item 2 (c).	Citizenship:
Bruce M. Bowen, United States Bowen Holdings LLC, a Virginia limited liability company Bruce Montague Bowen Trust, a Virginia Trust Elizabeth Dederich Bowen Trust, a Virginia Trust

Item 2 (d).	Title of Class of Securities:
Common Stock, par value $0.01 per share

Item 2 (e).	CUSIP Number:
294268107

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d – 1(b)(1)(ii)(J), please specify the type of institution: ___________

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:
508,481 shares

(b)	Percent of class:
6.3%

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	22,261 shares
	(ii)	Shared power to vote or to direct the vote	485,920 shares
	(iii)	Sole power to dispose or to direct the disposition of	2,260 shares
	(iv)	Shared power to dispose or to direct the disposition of	488,180 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Mr. Bowen is the beneficial owner of the Bruce Montague Bowen Trust.  Elizabeth D. Bowen, Mr. Bowen’s spouse, is the beneficial owner of the Elizabeth Dederich Bowen Trust.  As of December 31, 2011, Mr. Bowen beneficially owned 20,001 shares of unvested restricted stock of which he had voting power, but not dispositive power and 2,260 shares of vested stock of which he had dispositive and voting power.  Mr. Bowen also beneficially owns 160,000 shares of ePlus common stock held by Bowen Holdings, LLC, in which he has shared dispositive and voting power.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012
/s/ Bruce M. Bowen
Bruce M. Bowen

February 9, 2012	BOWEN HOLDINGS LLC

By: /s/ Bruce M. Bowen
Bruce M. Bowen
Manager

February 9, 2012	Bruce Montague Bowen Trust

By: /s/ Bruce M. Bowen
Bruce M. Bowen
Trustee

February 9, 2012	Elizabeth Dederich Bowen Trust

By: /s/ Elizabeth D. Bowen
Elizabeth D. Bowen
Trustee

Exhibit Index

Exhibit No.	Document

1
Joint Filing Agreement, dated February 9, 2012, by and among Bruce M Bowen, Bowen Holdings LLC, Bruce Montague Bowen Trust and Elizabeth Dederich Bowen Trust to file this joint statement on Schedule 13G.

EXHIBIT 1

JOINT FILING AGREEMENT

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012
/s/ Bruce M. Bowen
Bruce M. Bowen

February 9, 2012	BOWEN HOLDINGS LLC

By: /s/ Bruce M. Bowen
Bruce M. Bowen
Manager

February 9, 2012	Bruce Montague Bowen Trust

By: /s/ Bruce M. Bowen
Bruce M. Bowen
Trustee

February 9, 2012	Elizabeth Dederich Bowen Trust

By: /s/ Elizabeth D. Bowen
Elizabeth D. Bowen
Trustee